July 25, 2005



Mail Stop 4561


VIA U.S. MAIL AND FAX 1-317-685-1588

Mr. David F. White
Chief Financial Officer
Century Realty Trust
823 Chamber of Commerce Building
Indianapolis, Indiana 46204


RE:	Century Realty Trust
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
            File no. 0-7716


Dear Mr. White:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 6. Selected Financial Data, page 4

1. Please advise us how your presentation of FFO satisfies all of the provisions of Item 10(e) of Regulation S-K, which includes, but is not limited to, a statement disclosing how the Company`s management uses this measure and why they believe it provides useful information to investors regarding your financial condition and the results of operations. Further, tell us your basis for adding back unamortized loan costs written off as this appears to be a recurring item not within the NAREIT definition of FFO. Provide us your proposed disclosures to demonstrate that you will fully comply with all of the provisions of Item 10 (e) of Regulation S-K or remove the reference to such measure in future filings.

Note 4., Real Estate Held for Sale and Discontinued Operations,
page
22

2. We note that you entered into contracts with separate unrelated parties to sell the Fox Run Apartments and a restaurant property in
2004.   We also note that there are a number of contingencies to
be
resolved before the sales are consummated in 2005. Tell us what these contingencies are, and how you considered paragraph 30 (b) of
FAS 144.

*    *    *    *
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3413 if you have questions.


						Sincerely,



      Cicely D. Luckey
      Branch Chief



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Mr. White
Century Realty Trust
July 25, 2005
Page 1